HEALTHWAYS: THE NEED FOR CHANGE

Presentation to Healthways Shareholders
May 30, 2014

DISCLAIMER

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF NORTH TIDE CAPITAL, LLC ("NORTH TIDE"), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO HEALTHWAYS, INC. (THE "ISSUER"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

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UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

INTRODUCTION

North Tide Capital is seeking to replace four (4) directors at Healthways, Inc. ("Healthways" or the "Company") at the Company's 2014 Annual meeting to be held on June 24, 2014 (the "2014 Annual Meeting") with a group of highly qualified individuals who would bring significant healthcare experience and an outstanding track record of value creation to the Healthways' Board of Directors (the "Board")

- We believe the track record of value destruction and dismal financial performance at Healthways is irrefutable, and the Board's abject failure to hold management accountable for its repeated shortcomings is simply unacceptable

- The lack of transparency into the profitability of its Silver Sneakers business masks what we believe is a significant and accelerating deterioration in the Company's "core" domestic operations

- We believe this deteriorating financial performance is largely attributable to "experimental" investments in products and services that look to us to have limited commercial viability, and the Company has pursued these investments at the expense of serving the needs of its legacy customer base

- We have concluded that this flawed strategy and misallocation of shareholder capital has occurred because the incumbent Board, with almost no relevant healthcare experience, is ill-equipped to evaluate or question assurances from a management team that has repeatedly overpromised and under-delivered

We urge you to vote the BLUE proxy card at the 2014 Annual Meeting so that together we may restore accountability at Healthways and return the Company to a path of sustained growth and profitability

ABOUT NORTH TIDE CAPITAL

- North Tide Capital, LLC ("North Tide") is one of the largest shareholders of Healthways and currently owns 3,850,000 shares, representing approximately 11% of the Company

- We are a $1.35B value-oriented investment firm based in Boston, MA with a dedicated focus on the healthcare industry

- North Tide has more than 30 years of collective experience covering the healthcare industry as equity research analysts, and we have followed Healthways in this capacity since 1995

- We are long-term investors, as evidenced by our willingness to join the Board, and have been a Healthways shareholder since 2011

- Substantially all of our liquid net worth is invested alongside our partners' capital, and our interests are fully aligned with all Healthways' shareholders

HOW WE GOT HERE

- When we made our initial investment in Healthways in 2011, we "knew what we were getting" in terms of the management team and its track record, but we gave management the benefit of the doubt that the opportunity was so significant in population health, it would be hard to "mess it up"

- We determined after the earnings shortfall in October 2013 that change was required not only to realize the significant value potential we see in the stock, but to prevent further value destruction

- We expected the Board to consider the facts and the significant concerns of one of the Company's largest shareholders, and recognize that inaction would amount to what we believe to be a complete failure in representing the best interests of shareholders

- We have tried to work constructively with Healthways to reach a settlement for meaningful Board representation but unfortunately the Company's proposals have fallen short of the level of Board representation that we believe is required

- Through this process, we have come to believe that the current Board is dysfunctional and unaccountable, and its lack of relevant healthcare experience has enabled a deeply flawed strategy and misallocation of shareholder capital

OUR OBJECTIVES ARE CLEAR

- This election is about replacing four incumbent directors who have no relevant healthcare experience, with a highly qualified team who have significant relevant healthcare experience and a plan for restoring accountability and profitability at the Company

- We are proposing that Mac Crawford become Executive Chairman because of his experience, his track record, and his demonstrated ability to strategically and operationally guide much larger public companies to success; no incumbent director at Healthways has this level of experience

- If successful, our first priority would be to conduct a comprehensive review of the Company, its operations, and its strategic direction; we have no predetermined agenda related to divestitures, closures or headcount reductions

- Our nominees, if elected, are committed to working with management to achieve the following goals:
  - Improving the profitability and financial performance of the Company
  - Instilling a culture of execution and accountability
  - Providing better transparency and more realistic expectations
  - Restoring credibility in the investment community

6

PART I:
THE TRACK RECORD OF VALUE DESTRUCTION

THE VALUE DESTRUCTION FROM THE CURRENT TEAM AND STRATEGY IS IRREFUTABLE

We believe Healthways' performance record has been abysmal on almost any metric over the past decade, and the Board has done nothing to acknowledge or correct the situation

- We believe Healthways' shares have dramatically underperformed over the past one year, three years, five years, and ten years

- Over the past five years, EBITDA has declined 64% and EPS has declined precipitously; the Company is close to violating recently modified debt covenants

- We believe management and the Board have been terrible stewards of capital: EBITDA was lower in 2013 than it was ten years ago despite roughly $600MM spent on acquisitions, $400MM in capital expenditures, and a 411% increase in debt

- Senior management has missed its internal financial targets in six out of the past ten years, including four of the last six years, and in each of the last three years

- Management turnover below the CEO has been constant, with four COOs in ten years and no COO since 2012

We believe the Company's dismal financial performance and terrible track record over almost any measuring period is without repudiation

WE BELIEVE TOTAL SHAREHOLDER RETURN (TSR) HAS BEEN HORRIFIC OVER THE PAST TEN YEARS



Source: Bloomberg total shareholder return analysis assuming all dividends reinvested.
Note: S&P 500 Healthcare index Bloomberg ticker is S5HLTH. Chart end date is 10/28/2013, date of initial North Tide Capital 13D filing.



WE BELIEVE TSR HAS BEEN ABYSMAL OVER ALMOST ANY MEASURING PERIOD

One year

140%
120%
100%
80%
60%
40%
20%
0%
-20%
Oct-12
Nov-12
Dec-12
Jan-13
Feb-13
Mar-13
Apr-13
May-13
Jun-13
Jul-13
Aug-13
Sep-13
+35%
+27%
+17%

Three year

120%
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
Oct-10
Feb-11
Jun-11
Oct-11
Feb-12
Jun-12
Oct-12
Feb-13
Jun-13
+80%
+59%
+9%

Five year

200%
150%
100%
50%
0%
-50%
Oct-08
Apr-09
Oct-09
Apr-10
Oct-10
Apr-11
Oct-11
Apr-12
Oct-12
Apr-13
+121%
+109%
+37%

Ten year

250%
200%
150%
100%
50%
0%
-50%
-100%
Oct-03
Oct-04
Oct-05
Oct-06
Oct-07
Oct-08
Oct-09
Oct-10
Oct-11
Oct-12
+127%
+107%
-47%

Healthways S&P 500 S&P Healthcare Index

Source: Bloomberg total shareholder return analysis assuming all dividends reinvested.
Note: S&P 500 Healthcare index Bloomberg ticker is S5HLTH. Chart end date is 10/28/2013, date of initial North Tide Capital 13D filing.

HWAY SHARES HAVE ALSO SIGNIFICANTLY UNDERPERFORMED VERSUS PEERS

	Stock price performance through 10/28/13						
	Last ten yrs	Last five yrs	Last four yrs	Last three yrs	Last two yrs	Last 12 mos	YTD 2013
S&P 500 Index	68%	87%	69%	49%	37%	25%	20%
S&P Healthcare Index	87%	98%	87%	69%	55%	31%	30%
Peer avg[1]	219%	349%	105%	71%	66%	53%	39%
HWAY	-50%	29%	-38%	3%	55%	13%	-1%
HWAY performance gap vs peers	**-270%**	**-320%**	**-143%**	**-68%**	**-11%**	**-40%**	**-40%**

Note: S&P 500 Healthcare index Bloomberg ticker is S5HLTH. Measurement period end date is 10/28/2013, date of initial North Tide Capital 13D filing.
(1) Peer group consists of Healthways redefined Peer Group for 2014, as defined in its 2013 proxy statement, including: Accretive Heath, The Advisory Board Company, Air Methods, Alliance One, Amedisys, AMN Healthcare Services, Amsurg, Bio Reference Labs, BioScrip, CorVel, Ensign Group, ExamWorks, Fair Isaac Corp, Hanger Orthopedics, IPC The Hospitalist Company, LHC Group, MedAssets, Omnicell, Providence Service Corp, Quality Systems, WebMD.

EBITDA DECLINED 64% OVER THE LAST 5 YEARS, AND 52% OVER THE LAST 2 YEARS



Note: Dollar figures in millions. Healthways reported figures for a fiscal year end of 8/31 through 2007 and a fiscal year end of 12/31 in subsequent years. In order to enhance comparability between the fiscal years ended prior to 2007 and subsequent years, figures for fiscal years through 2007 have been adjusted to reflect an assumed fiscal year ended 11/30.

EPS DECLINE HAS BEEN PRECIPITOUS



Note: Dollar figures in millions. Healthways reported figures for a fiscal year end of 8/31 through 2007 and a fiscal year end of 12/31 in subsequent years. In order to enhance comparability between the fiscal years ended prior to 2007 and subsequent years, figures for fiscal years through 2007 have been adjusted to reflect an assumed fiscal year ended 11/30.

THE COMPANY IS DANGEROUSLY CLOSE TO VIOLATING ITS DEBT COVENANTS

Despite having continuously modified the coverage levels under its debt covenants, Healthways remains dangerously close to violating these levels

	F2012A				F2013A				F2014E			
	1QA Mar-12	2QA Jun-12	3QA Sep-12	4QA Dec-12	1QA Mar-13	2QA Jun-13	3QA Sep-13	4QA Dec-13	1QA Mar-14	2QE Jun-14	3QE Sep-14	4QE Dec-14
LTM EBITDA	$110	$109	$101	$89	$88	$78	$72	$62	$63	$66	$70	$87
Total debt	$294	$296	$294	$290	$269	$267	$261	$252	$263	$258	$253	$248
Leverage	2.68	2.71	2.91	3.27	3.04	3.44	3.64	4.08	4.16	3.92	3.60	2.83
Covenant - actual	**3.50**	**4.00**	**4.00**	**4.00**	**4.00**	**5.00**	**5.00**	**4.75**	**4.75**	**4.50**	**4.50**	**4.25**
Covenant - per 7/1/13 agreement						5.00	5.00	4.75	4.75	4.50	4.50	4.25
Covenant - per 2/7/13 agreement					4.00	4.00	4.00	3.75	3.50	3.50	3.50	3.50
Covenant - per 6/8/12 agreement		4.00	4.00	4.00	3.75	3.75	3.50	3.50	3.50	3.50	3.50	3.50
Covenant - per 3/30/10 agreement	3.50	3.50	3.50	3.50	3.50	3.50	3.50	3.50	3.50	3.50	3.50	3.50
EBITDA headroom	**$26**	**$35**	**$28**	**$16**	**$21**	**$24**	**$19**	**$9**	**$8**	**$9**	**$14**	**$29**

Note: Dollar figures in millions. 2014 EBITDA estimates based on Bloomberg consensus. Total debt figures assume $5mm debt pay down per quarter for projection periods. Not all leverage ratios exactly match figures given by management on quarterly earnings calls; North Tide Capital has been unable to reconcile the difference between its calculated leverage ratios and those figures reported by management on quarterly earnings calls. EBITDA for purposes of leverage ratio calculation excludes stock based compensation, as per the credit agreement. "EBITDA headroom" calculated by dividing the total debt figure by the total debt to EBITDA covenant to calculate the lowest allowable EBITDA for a given amount of total debt; then the "lowest allowable EBITDA" figure is subtracted from actual LTM EBITDA with the result being the amount by which EBITDA can decline without breaking leverage covenants as defined in the credit agreement. Previous credit agreement covenants shown to illustrate the need for amendments to accommodate declining EBITDA.

WE BELIEVE MANAGEMENT AND THE BOARD HAVE BEEN TERRIBLE STEWARDS OF CAPITAL

Over the last 10 years under the current leadership:

- Healthways has spent $1.02bn on capital expenditures and acquisitions to generate cumulative EBITDA of $1.03bn

- EBITDA was lower in 2013 than 2004 despite more than $600MM spent on acquisitions and a 414% increase in debt

- In our opinion, it should be no surprise that profitability, ROIC and Total Shareholder Return targets are absent from management compensation policies

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Stock price	$33.35	$44.41	$45.99	$58.37	$11.48	$18.34	$11.16	$6.86	$10.46	$15.35
Shares	34.63	35.97	36.61	37.69	34.07	34.76	34.70	33.27	34.31	35.09
Equity value	**$1,155**	**$1,598**	**$1,684**	**$2,200**	**$391**	**$637**	**$387**	**$228**	**$359**	**$539**
Cash	52	63	155	48	35	2	1	1	2	3
Debt	49	1	0	299	348	257	247	270	290	252
EV	**$1,152**	**$1,535**	**$1,529**	**$2,452**	**$704**	**$892**	**$634**	**$497**	**$647**	**$788**
EBITDA	**$73**	**$76**	**$97**	**$138**	**$151**	**$123**	**$131**	**$113**	**$82**	**$55**
Capital expenditures	$25	$16	$26	$30	$83	$49	$44	$49	$49	$41
Acquisitions	$60	$1	$0	$493	$0	$19	$0	$24	$5	$1

Note: Dollar figures in millions, except per share figures. Healthways reported figures for a fiscal year end of 8/31 through 2007 and a fiscal year end of 12/31 in subsequent years.

MANAGEMENT HAS MISSED ITS INTERNAL TARGETS IN SIX OUT OF THE PAST TEN YEARS

Year	Target	Actual	Comment in proxy
2004	Not disclosed	$0.75	"Mr. Leedle did not receive an Annual Incentive Compensation plan award for fiscal 2004 because the Company **did not achieve certain internal revenue and earnings per share targets for fiscal 2004."**
2007	$1.61	$1.22	"Based on EPS for fiscal 2007, the Named Executive Officers **did not earn any awards under the 2007 Short-Term Incentive Plan. Cash awards under the 2007 Short-Term Incentive Plan were based upon a comparison of our actual EPS and targeted earnings per share as approved by the Compensation Committee for fiscal 2007 at the beginning of the fiscal year,** as well as meeting certain individual qualitative goals and objectives"
2008	$1.92	$1.61	"Based on Domestic EPS for fiscal 2008 and total EPS for 2007, the Named Executive Officers **did not earn any awards under the 2008 Annual Incentive Award Plan or the 2007 Short-Term Incentive Plan, respectively.** Cash awards under these plans were based upon a comparison of our actual EPS and targeted earnings per share as approved by the Compensation Committee at the beginning of the respective fiscal year, as well as meeting certain individual qualitative goals and objectives."
2011	$1.03	$0.98	"Based on Domestic EPS for 2011, the Named Executive Officers **did not earn any performance cash awards or short-term incentive awards due to the Company not meeting or exceeding established targets"**
2012	$0.46	$0.05	"While our performance for 2012 set the stage for expected future revenue growth and margin expansion, as a result of the foregoing factors **we did not achieve our performance targets in 2012 related to our short-term cash incentive awards or long-term performance-based cash awards, and as a result our NEOs earned no short-term cash incentive awards or performance-based cash awards for 2012** (other than Mr. Choueiri whose performance with respect to long-term performance-based cash awards was subject to a market-specific performance target)."
2013	Minimum revenue target of +5% and EBITDA target of $85.5mm	Reported -2% revenue growth and $55mm EBITDA	"Due to the foregoing factors, we did not achieve our performance targets in 2013 related to our short-term cash incentive awards or long-term performance-based cash awards, and accordingly, consistent with the Company's compensation philosophy, our NEOs did not earn any short-term cash incentive awards (other than Mr. Choueiri whose performance with respect to short-term cash incentive awards was in part subject to an international performance target) or any performance-based cash as a part of long-term incentive awards, which, in total, were a mix of non-qualified stock options, restricted stock units (RSUs), and performance-based cash. Additionally, our NEOs did not earn a Company discretionary match for our nonqualified deferred compensation plan."

At what point does the Board acknowledge this pattern of terrible financial performance?

Source: Company SEC filings.

MANAGEMENT TURNOVER BELOW THE CEO LEVEL HAS BEEN CONSTANT

There have been four (4) COOs over the past ten (10) years, with the longest tenure at three (3) years

- Donald Taylor, 2003-2005
- James Pope, 2006-2008
- Stefen Brueckner, 2009-2010
- Thomas Cox, 2011-2012

There has been no COO since Thomas Cox resigned in 2012

PART II:
THE PERFORMANCE OF THE "CORE" BUSINESS HAS GOTTEN WORSE

HERE'S HOW WE BELIEVE THE CORE BUSINESS HAS PERFORMED DURING THE "STRATEGIC TRANSFORMATION"



Revenue   EBITDA   EBITDA margin %

Note: Dollar figures in millions. Healthways reported figures for a fiscal year end of 8/31 through 2007 and a fiscal year end of 12/31 in subsequent years. In order to enhance comparability between the fiscal years ended prior to 2007 and subsequent years, figures for fiscal years through 2007 have been adjusted to reflect an assumed fiscal year ended 11/30. Assumes $160mm Axia revenue and $30mm Axia EBITDA in 2007. Assumes Axia grows revenue by +9% per year to $294mm and that Axia EBITDA in 2013 is $108mm, per North Tide Capital analysis of the Silver Sneakers business.

WE BELIEVE THE DETERIORATION IS AS MUCH A SPENDING PROBLEM AS A REVENUE PROBLEM

- Healthways provides almost no transparency into its business segments for investors to truly understand what's working and what's not, or evaluate management's capital allocation decisions

- Healthways only recently started providing a breakdown of revenue payor mix and does not provide any visibility in to segment or payor profitability

- We believe that what management has portrayed as its "strategic transformation" is actually the narrative for a gross misallocation of shareholder capital and the deteriorating financial performance of the Company over the last several years

- Management's unwillingness to divulge the profitability of the Silver Sneakers business is likely an effort to mask the magnitude of the deterioration in the profitability of its core domestic operations

- We believe the trajectory of that poor financial performance has gotten worse, not better

SIMPLY TURNING OFF THE SPIGOT COULD BE SIGNIFICANTLY ADDITIVE TO EBITDA, NOT HARM THE "LEGACY" BUSINESS

- We estimate that simply getting the core business to breakeven would add up to $56MM to consolidated in EBITDA

- We suspect that the Company's "legacy" book of domestic business may be profitable, but it is being overwhelmed by investments in programs like Gallup, MeYou Health, Blue Zones, Innergy, Dave Ramsey, etc.

- As a reminder, Healthways' core business produced $439MM in revenue and $97MM in EBITDA (22% margin) in 2006 prior to the Silver Sneakers acquisition

- Healthways provides almost no transparency for shareholders to evaluate its business; shareholders deserve greater transparency

	Total HWAY	Silver Sneakers	International	Implied core business
Revenue	$663	$292	$27	$345
EBITDA	$55	$108	$3	($56)
EBITDA margin %	*8%*	*37%*	*12%*	*-16%*

Note: Healthways reported $663mm revenue and $55mm EBITDA for 2013. As disclosed in the Earnings Call Supplement available on Healthways' Investor Relations website, Medicare Advantage Plans accounted for 49% of Healthways' 2013 total revenue. North Tide Capital assumed there was some amount of that 49% not from Silver Sneakers. $292mm Silver Sneakers revenue assumes that 40% of total Healthways revenue is from Silver Sneakers. Silver Sneakers profitability is based on North Tide Capital analysis. The Earnings Call Supplement also disclosed that 4% of total revenue is from the International Segment. Healthways disclosed the International Segment 2013 $3.3mm of EBITDA in its Investor Presentation filed with the SEC on 5/8/2014.

THE SCALE OF THE "LEGACY" BUSINESS SUGGESTS THE COMPANY DOES SOME REALLY GOOD THINGS

- We estimate the core US business, ex-Silver Sneakers, generates approximately $350MM in revenue today, and we suspect that the products and services highlighted in the Company's "strategic transformation" represent very little of that revenue today

- While difficult to assess because the Company provides almost no transparency into these activities, we believe there are components of the domestic health business that remain highly viable:

  - **Well-Being Direct**: enables physicians to look across their patient populations and leverage predictive modeling to identify those patients who are trending toward high-cost utilization or poor outcomes

  - **Nurse network**: the network plays a vital role in the relationship with CareFirst and we believe there are myriad business opportunities for Healthways' nurses

  - **WholeHealth networks**: a potentially valuable asset connecting chiropractic, occupational, and physical therapists with payors

  - **Data**: Healthways touts that it has 1.6 pedabytes of data. We believe this data could be valuable to hospitals, especially in the context of value based reimbursement, increased capitation of hospital payments, and readmission penalties. Deutsche Bank estimates the analytics to assist hospitals manage evolving reimbursement could amount to a $1.4 trillion opportunity[1]

- Unfortunately, we hear a consistent message from customers, business partners and former employees that Healthways has under-invested in the products and services needed to grow its legacy "book of business", choosing instead to allocate resources on new initiatives that seem experimental at best

- As Board members, we would seek to "turn off the spigot" of spending on unnecessary activities, and re-focus the Company to invest in products and services that better serve the "legacy" customer base

(1) Deutsche Bank Healthcare IT initiation report published 11/20/2013.

PART III: CHALLENGING THE "STRATEGIC TRANSFORMATION"

OPENING THOUGHTS

- We have been investors in Healthways since 2011 and were not aware of a "strategic transformation" initiative until it was highlighted in the Company's Investor Presentation filed with the SEC on May 8, 2014

- We were not mistaken – a word search of SEC filings over the last five years revealed no mention of the phrase "Strategic Transformation" until the Form 10-Q filing made on May 9, 2014, the day after the Investor Presentation was filed; we also searched transcripts of every earnings call and investor presentation since 2011 and did not find a single instance of the phrase "strategic transformation"

- We believe this "strategic transformation" is an ex post facto attempt by management to portray a successful turnaround effort in response to the concerns and issues we have raised in this campaign

- Regardless, we believe Healthways has likely wasted shareholders' money investing in tools and partnerships that appear to have limited commercial viability, and upon closer examination, seem almost laughable if not for the fact that shareholders paid for them

OPENING THOUGHTS (CONT'D)

- Through its "strategic transformation" Healthways has aggregated a portfolio of internally developed and third party concepts and programs that heretofore have had no commercial application, and is attempting to repackage these "ideas" into "well-being solutions" for employers, health plans and health systems

- Healthways' go-to-market strategy now seems to be around the idea of making healthy people healthier; this is eerily reminiscent of Healthways' boom and bust record in disease management – these are not indispensible services

- At the same time, we believe Healthways has under-invested in the tools and technologies that the Company's legacy customer base is actually seeking in their efforts to manage risk around high cost employees, members or patients

- We believe that the Board, with its lack of relevant healthcare experience, has facilitated this destruction of shareholder capital

HEALTHWAYS' SO-CALLED "TRANSFORMATIVE INVESTMENTS IN INFRASTRUCTURE"



MeYou Health
Blue Zones
Ornish
Dave Ramsey
Innergy
Mobile, social, games
Lifestyle pledges
Lifestyle management
Financial advice
Weight loss
Gallup
The Gallup-Healthways Well-Being Index
Hewlett Packard
Technology Platform

26

WHAT ARE THESE THINGS?

GALLUP-HEALTHWAYS WELL-BEING INDEX
HTTP://INFO.HEALTHWAYS.COM/WBI2013

The foundational piece of the "strategic transformation" appears to be Healthways' partnership with Gallup to create the Gallup-Healthways Well-Being Index. We do not understand why customers would pay for this, but here is an overview of what it is:

- Survey 500 Americans <u>every day</u>
- Healthways has conducted over <u>two million</u> surveys to date[1]
- Survey asks for scaled responses (scale of 1-10) to the following questions:
  - Purpose: Liking what you do each day and being motivated to achieve your goals
  - Social: Having supportive relationships and love in your life
  - Financial: Managing your economic life to reduce stress and increase security
  - Community: Liking where you live, feeling safe and having pride in your community
  - Physical: Having good health and enough energy to get things done daily



Source: http://www.healthways.com/solution/default.aspx?id=1125
(1) Page 1, 2013 "State of American Well-Being" Gallup-Healthways report.
(2) Page 6, Healthways 2013 10-K.

GALLUP-HEALTHWAYS WELL-BEING INDEX
HTTP://INFO.HEALTHWAYS.COM/WBI2013

- We struggle to understand how the questions asked in the survey help Healthways with "predictive modeling" to "stratify those participants who are most at risk for an adverse health event,"[2] much less create value for Healthways shareholders, and yet it seems to be the reference point for everything the Company is doing

- This is what we know about how much Healthways is paying Gallup:

  "We entered into a 25-year strategic relationship with Gallup in January 2008 and a global joint venture agreement with Gallup in October 2012 that requires us to make payments over a 5-year period beginning January 2013. We have minimum remaining contractual cash obligations of $40.1 million related to these agreements"
  - *March 31, 2014 Form 10-Q*

- Shareholders deserve to understand why this partnership makes sense and how Healthways is profiting from it

(2) Page 6, Healthways 2013 10-K.

MEYOU HEALTH
WWW.MEYOUHEALTH.COM

MeYou Health is a Healthways subsidiary based in Boston, MA with at least 37 employees "dedicated to helping people pursue, achieve and maintain a more healthful life by improving their well-being every day." Here are MeYou Health's three current offerings:



"The Daily Challenge is a social well-being experience that allows you to improve your health in one small way each day. You complete simple challenges and share the experience with those closest to you – all while you earn points, reach new levels, and get support from the Daily Challenge community. We email you a new challenge every day at 7:00 A.M. It's something that improves well-being and is easy to complete."



...day you're dealt a card via email or SMS. The card contains your step ...r the day and your point reward for completing that goal. Wear your ...s pedometer throughout the day and accumulate as many steps as ...le towards your goal."



Each morning, Hello 200 will send simple suggestions for how to find and cut ...00 calories and still eat well. Members can share their daily 200 and connect ...ith the community via tips, success stories, and celebration moments."

x

30

Source: http://meyouhealth.com/

MEYOU HEALTH
[WWW.MEYOUHEALTH.COM](http://www.meyouhealth.com)

Here are four (4) of the twelve (12) MeYou Health projects that have failed so far, all funded by shareholder capital:









Case: Small Action Man

Purpose: "Highlight the importance of small actions"

Results: "Thanks to Small Action Man, we learned about the creative and production process for video and webisodes. We also learned how polarizing a product can be: our members who were fond of the series reported that they really liked it, and those who didn't enjoy it had very negative feelings about Sam and the webisodes."

Case: Around the World

Purpose: "Explore the concepts of the six domains"[1]

Results: "We contracted with a game development company to create Around the World, but they did not get close enough to a final deliverable given the content requirements of the game. We worked on the content ourselves, but we were never able to reach a level of completion that satisfied us."

Case: Super Friends

Purpose: "Explore the science of social connections"

Results: "In the end, we determined that although social network maps are visually compelling, they are a complex and expensive way to show data that most people already internalize. We are still exploring how we might be able to effectively use social network maps in our products."

Case: EveryDRINK

Purpose: "Remind people to drink water as they sit at their desks"

Results: "EveryDRINK taught us lessons about two sorts of challenges: those of cross-platform client development and those that surround enterprise deployment of client applications. This project also validated the use of Twilio as a cost-effective SMS vendor, which we then used as part of Daily Challenge."

Source: http://meyouhealth.com/meyou-health-case-studies/
(1) North Tide Capital does not know what the six domains are.

MEYOU HEALTH APPEARS TO BE A "FREEMIUM" PRODUCT

"We offer a freemium product, Daily Challenge, which is available to individual users and also with premium content to employers. It's our 'open-social' platform that enables users in the employee setting to connect (and sometimes even have healthy competition) with users outside of their employer. This enables all users to have the social support of those who matter most to them throughout the experience."

- *Chris Cartter, Founder MeYou Health*

http://www.businessinterviews.com/chris-cartter-meyouhealth/

"So we think it's [MeYouHealth] going to play a big role in continuing to reach people through mobile device to be able to leverage the social network science that says, our friends and family the people we spend time with can have a huge influence in terms of how we make decisions around our habits and how we live our lives. And that well-planned, well-designed solutions can drive engagement and drive differential behavior change as a function of leveraging that science."

- *Ben Leedle 1Q13 earnings call*

Healthways shareholders deserve to understand the economics of the MeYou Health initiative – how much is the Company spending on this operation and what is the revenue contribution today?

THE BLUE ZONES PROJECT
[WWW.BLUEZONESPROJECT.COM](http://www.bluezonesproject.com)



- The Blue Zones Project is Healthways' well-being product based on a book by Dan Buettner, which identifies lessons learned in certain areas of the world where a high percentage of the population lives 100+ years.

- The Blue Zones Project, we believe, is an attempt to replicate those environments in communities across the United States through **free** pledges that enrollees make on the Blue Zones website

A few examples of Blue Zones pledges, from the Blue Zones website











| "I will get a bicycle (or clean or repair my current bicycle) and a bike helmet" | "I will buy or adopt a dog" | "I will say 'Hara Hachi Bu'[1] at mealtimes" | "I will stock my kitchen with 10-inch plates and tall, narrow glasses" | "I will join a walking, purpose, or potluck 'moai'[2] (pronounced 'mo-eye')" |

Healthways shareholders deserve to understand the economics of the Blue Zones Project initiative – how much is the Company spending on this operation and what is the revenue contribution today?

Source: https://iowa.bluezonesproject.com/profile/actions Note that it is necessary to enroll in Blue Zones to access this page. It is free to enroll.
(1)   According to the Blue Zones website, in Japanese Hara Hachi Bu means "I will stop eating when I am 80% full."
(2)   According to the Blue Zones website, in Japanese culture "moai" refers to a "small social group that meets regularly."

33

DR. DEAN ORNISH

HTTP://WWW.HEALTHWAYS.COM/SOLUTION/ORNISH.ASPX?ID=1120

- In July 2013, Healthways signed an exclusive partnership with Dean Ornish, M.D., to "operate and license his Lifestyle Management Programs."
- The Dean Ornish program is a lifestyle management course designed to combat coronary artery disease, Type 2 diabetes, and prostate cancer through lifestyle modifications such as changes in diet
- In January 2011, Medicare began reimbursing providers ~$7,000 for each patient completing the 72 hour Program for Reversing Heart Disease; we believe Healthways is attempting to commercialize this program by contracting with health plans and health systems to enroll eligible members
- In February 2014, Wellpoint signed an agreement for its members to have access to the program, and we believe this contract may represent a substantial piece of the Company's revenue growth projection in 2014
- According to the Ornish Spectrum website[1], it appears there are 20 certified locations in the United States, located in Pennsylvania (13), West Virginia (3), New York City (1), Ohio (1), Los Angeles (1), Oregon (1)
- Under the agreement with Wellpoint, Healthways will work to certify providers in each of Wellpoint's 14 states, and will provide the start-up infrastructure required to deploy the Ornish Program in these locations
- If all goes well, Healthways would have an infrastructure in place to offer the program to additional health plans, although at least one Commercial payor, Aetna, still considers the Ornish program "experimental and investigational"[2]




AWARENESS IS THE FIRST STEP IN HEALING.
When we become more aware of how POWERFULLY OUR choices in diet and lifestyle affect us FOR BETTER AND FOR WORSE then we can make different ones.
IT'S LIKE CONNECTING the dots between what we do and HOW WE FEEL.
-Dr. Dean Ornish

Source: http://www.healthways.com/solution/default.aspx?id=1125
(1) http://www.ornishspectrum.com/ornish-certified-site-directory/
(2) http://www.aetna.com/cpb/medical/data/200_299/0267.html

DR. DEAN ORNISH

HTTP://WWW.HEALTHWAYS.COM/SOLUTION/ORNISH.ASPX?ID=1120

"On July 15, 2013, we entered into an exclusive partnership with Dean Ornish, M.D., to operate and license his Lifestyle Management Programs. In partial consideration for this exclusive partnership, we issued 45,362 unregistered shares of our common stock to Dean Ornish, M.D., and Ed McCall."

- December 31, 2013 Form 10-K

Healthways shareholders deserve to understand the economics of the Dr. Dean Ornish program – how does Healthways get paid for enrolling Medicare beneficiaries into the program, how much of that is from health plans, how do start-up expenses and ongoing facility costs get split between Healthways and its partners, and HOW MUCH OF THE 2014 REVENUE PROJECTION IS ATTRIBUTABLE TO THIS PROGRAM?

Source: http://www.healthways.com/solution/default.aspx?id=1125
(1) http://www.ornishspectrum.com/ornish-certified-site-directory/
(2) http://www.aetna.com/cpb/medical/data/200_299/0267.html

DAVE RAMSEY PARTNERSHIP
WWW.DAVERAMSEY.COM

The Dave Ramsey partnership (also based on a book) is a program to improve a person's "financial well being"

"For Dave Ramsey, in core financial, when you look at 73% of Americans living paycheck to paycheck, should be no surprise that the financial impact of that when people show up in the workplace, is a big, big distraction. Helping people with the basics, we're not talking about taking people with disposable income and hooking them up with a broker. We are talking about the basic fundamental budgets, plans, savings and getting out of debt."

- Ben Leedle, JPMorgan Healthcare conference, 1/14/14


DAVE RAMSEY
THE MONEY ANSWER BOOK
QUICK ANSWERS FOR YOUR EVERYDAY FINANCIAL QUESTIONS


DAVE RAMSEY
THE DAVE RAMSEY SHOW
THE TOTAL MONEY MAKEOVER
A PROVEN PLAN FOR FINANCIAL FITNESS


DAVE RAMSEY
FINANCIAL
COMPLETE GUIDE to MONEY

Healthways shareholders deserve to understand the economics of the Dave Ramsey partnership – how much is the Company spending on this and what is the revenue contribution today?

INNERGY

Not much is disclosed about the Innergy program beyond that it appears to be primarily a one on one telephonic coaching program for weight loss, a market where established engagement models like Weight Watchers are struggling to compete with free Apps



Healthways shareholders deserve to understand the economics of the Innergy program – how much is the Company spending on this and what is the revenue contribution today?

HEALTHWAYS IS ON PACE TO SPEND ALMOST $300 MILLION OVER THE NEXT 7 YEARS WITH HP

"In May 2011, we entered into a ten-year applications and technology services outsourcing agreement with HP Enterprise Services, LLC that contains minimum fee requirements. Total payments over the remaining term…must equal or exceed a minimum level of $136.2 million; however, based on initial required service and equipment level assumptions, we estimate that the remaining payments will be approximately $283.3 million. The agreement allows us to terminate all or a portion of the services after the first two years provided we pay certain termination fees, which could be material to the Company."

- March 31, 2014 Form 10-Q

PART IV:
THIS IS NOT THE FIRST TIME HEALTHWAYS HAS SAID "TRUST US"

HEALTHWAYS CLAIMS TO BE AT AN INFLECTION POINT IN GROWTH AND MARGINS

"We just reported one of the most successful years of business development in the Company's history, and we are confident that Healthways is on track to grow in all of its current customer markets in 2014."

- John Ballantine, Proxy statement 2/28/14

SOUND FAMILIAR?

"Demand for our solutions has put us firmly on the path to re-establishing a consistent record of profitable growth. In fact, we expect the contracts signed in 2011 and 2012 to produce meaningful absolute 2013 revenue growth for the first time since 2008. Further, we expect rising revenues during 2013 will drive sequential-quarter margin and earnings improvement during the year."

- *Ben Leedle, Healthways 2012 Annual Report*

Actual 2013 results: Revenue -2%, EBITDA -34%, EBITDA margins contracted by -392bps

41

IT SHOULD SOUND VERY FAMILIAR

"One of our core messages entering 2011 was that despite the challenges posed by this disruption, we expected the immediate and near-term opportunities that this transformation would present to Healthways would be substantially positive to our long-term growth prospects. Our ability to execute on these opportunities in 2011 and thus far in 2012 is validating this potential and providing us our most visible path to re-establishing our growth momentum since 2008."

- Ben Leedle, 2011 Annual Letter

"Because of our unique capabilities, we expect to add new business during 2011 that will drive growth in 2012 and beyond. We base this expectation on our strong and growing pipeline of potential contracts, of which an unprecedented number seek unusually comprehensive and highly sophisticated solutions designed to serve large populations."

- Ben Leedle, 2010 Annual Letter

Over the last 5 years, revenue has declined each year and EBITDA is 64% lower

Note: Healthways reported a fiscal year end of 11/30 through 2007. Starting 2008 fiscal year ends 12/31.

IS THIS WHAT STRONG "BUSINESS DEVELOPMENT" LOOKS LIKE?

- 2014 consensus EPS revision history



$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
Apr-10
Jun-10
Aug-10
Oct-10
Dec-10
Feb-11
Apr-11
Jun-11
Aug-11
Oct-11
Dec-11
Feb-12
Apr-12
Jun-12
Aug-12
Oct-12
Dec-12
Feb-13
Apr-13
Jun-13
Aug-13
Oct-13
Dec-13
Feb-14
Apr-14
Consensus EPS estimate

Source: Bloomberg

MANAGEMENT HAS NEVER MET ITS INITIAL MARGIN GUIDANCE GIVEN TO INVESTORS

Met initial margin guidance?	N/A	NO	N/A	NO	NO	NO	NO	??
YEAR	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**
FY end	Aug-07	Aug-08	Dec-09	Dec-10	Dec-11	Dec-12	Dec-13	Dec-14
INITIAL GUIDANCE								
Date of guidance	10/17/06	10/17/07	2/5/09	2/16/10	2/15/11	2/15/12	2/7/13	10/24/13
Midpoint revenue guidance	$684	$799	$666	$698	$691	$685	$730	$745
EBITDA	N/A	$169	N/A	$135	$121	$92	$84	$82
EBITDA margin %	**N/A**	**21.2%**	**N/A**	**19.4%**	**17.5%**	**13.5%**	**11.5%**	**11.0%**
ACTUAL RESULTS								
Revenue	$616	$747	$717	$698	$689	$677	$663	
EBITDA	$131	$151	$123	$131	$113	$82	$55	
EBITDA margin %	**21.2%**	**20.3%**	**17.1%**	**18.8%**	**16.4%**	**12.2%**	**8.2%**	

Why should we believe this year will be different?

Source: Company SEC filings.
Note: Management did not give explicit margin guidance on 10/17/06 earnings call. On 10/17/07 earnings call management said "…we expect EBITDA margins in 2008 to be consistent with 2007." Management did not give explicit margin guidance on 2/5/09 earnings call. On 2/16/10 earnings call management guided to $130-140mm EBITDA, which at the midpoint implied 19.4% EBITDA margin. On 2/15/11 earnings call management guided to 17.0-18.0% EBITDA margins. On 2/15/12 earnings call management guided to 12.0-15.0% EBITDA margins. On 2/7/13 earnings call management guided to 10.5-12.5%.

PART V: CHALLENGING THE INCUMBENT BOARD

WE BELIEVE THE FOUNDER'S RESIGNATION LETTER ILLUSTRATES THE NEED FOR CHANGE

Dear John,

It is with great regret that I resign from the Board of Directors of Healthways, Inc effective immediately.

Over the last 3 years, I have tried directly through you, at board meetings and directly with our CEO to have the necessary steps taken to improve the company's unacceptable operating and financial performance.

Healthways is very well positioned strategically, has many great and dedicated people and can still become not just a good but a great company. As a director and shareholder, I do not believe this can be accomplished without changes in company focus and direction. I am no longer willing to continue as a director and watch this company fail to meet its potential and the reasonable expectations of its shareholders.

Sincerely,

Thomas Cigarran
2/14/14

Source: Form 8-K filed with the SEC on 2/14/2014.

WE BELIEVE THE BOARD'S SUPPORT OF THE "STATUS QUO" MAKES NO SENSE

Healthways' Board has inexplicably maintained its support for the strategy and management team currently in place:

> *"We remain confident that this Board has developed the best strategy to move the Company forward and continue to build a leadership position within our field. The execution of this well-defined strategy led by our CEO and the current management team is the best path for creating long-term value for our stockholders. This team has successfully transformed Healthways from a disease management company to a highly regarded leader in population health management services, while navigating the economic downturn and significant shifts within the healthcare industry generally and in our sector specifically. We just reported one of the most successful years of business development in the Company's history, and we are confident that Healthways is on track to grow in all of its current customer markets in 2014."*

- February 28, 2014 in response to our notice to nominate directors

Incredibly, the Board made this statement just two weeks after the Company missed its 4Q13 EPS projection, meaningfully reduced its 2014 profit outlook, and received a resignation letter from its Founder over the unwillingness of the Board and management to acknowledge the need for change!

47

Source: Schedule 14A filed with SEC on 2/28/2014.

THE COMPANY'S NOMINEES HAVE NO RELEVANT HEALTHCARE EXPERIENCE

	North Tide Slate			
	Mac Crawford	Brad Karro	Paul Keckley	Conan Laughlin
Relevant Healthcare Experience	▪ Former Chairman, CVS / Caremark ▪ Former Chairman and CEO, Caremark; saw Total Shareholder return of +516% under leadership ▪ Named Institutional Investor's Best Healthcare Technology and Distribution CEO 2005-2007 ▪ Former CEO, Magellan Health Services	▪ Executive VP at Caremark 1998-2007 ▪ Charter Member of Governor of Tennessee's e-Health Advisory Council	▪ Former Executive Director of the Deloitte Center for Health Solutions ▪ Board Member of the Healthcare Financial Management Leadership Council ▪ Former Board Member at Ohio State University Medical Center; Interdent; PhyCor	▪ Founder and Portfolio Manager of North Tide Capital, a $1.35 billion Boston-based healthcare investment fund ▪ Equity research analyst covering the healthcare sector since 1995

	Healthways Nominees			
	John Ballantine	Kevin Wills	Warren Neel	Daniel Englander
Relevant Healthcare Experience	▪ None	▪ None	▪ None	▪ None

WE BELIEVE THERE IS A DEFICIENCY OF RELEVANT HEALTHCARE EXPERIENCE

Name	Position	Director since	Age	Relevant healthcare experience	Public Board experience other than Healthways
John Ballantine	Director, Chairman	2003	67	None	Portland General Electric Co.; First Oak Brook Bancshares; Enron
Ben Leedle	Director, CEO	2003	52	Healthways CEO	None
C. Warren Neel	Director	1991	74	None	Saks
Jay Bisgard	Director	2003	70	Medical Director at Pacific Bell, GTE Corporation, and ARCO	None
Mary Jane England	Director	2004	74	Professor of Community Health Sciences at Boston University; former President of Washington Business Group on Health; former Associate Commissioner of Mental Health in Massachusetts	None
Allison Taunton-Rigby	Director	2005	68	Former CEO of RiboNovix and Aquila Biopharmaceuticals, both biotechnology companies; former CEO of CMT, Inc., a medical device company	Aquila Biopharmaceutials
John Wickens	Director	2007	56	Former National Health Plan President of UnitedHealth Group	None
William Novelli	Director	2009	71	Former CEO of AARP	None
Kevin Wills	Director	2012	47	None	None
Donato Tramuto	Director	2013	56	Founder, CEO Vice Chairman of Physicians Interactive Holdings; former CEO of i3, a UnitedHealth subsidiary; founder of Protocare; former General Manager of Caremark Home Care unit, Chairman of Health eVillages Board	None
Daniel Englander	Director	N/A	44	None	Ambassadors Intl, Inc; America's Car-Mart, Inc; Copart, Inc.

MANAGEMENT AND BOARD OWNERSHIP IS MINIMAL

Healthways' management and Board own less than 2% of the shares outstanding; Tom Cigarran was the only member of the Board with any meaningful ownership (~1%) prior to his resignation

Board Members and Executive Officers	Title	Total Shares Owned	% Shares Outstanding
Ben R Leedle Jr	President and CEO	262,777	0.75%
Daniel J. Englander	Board	115,000	0.33%
Warren C Neel	Board	53,342	0.15%
Alfred Lumsdaine	EVP and CFO	28,004	0.08%
John W Ballantine	Chairman	26,113	0.07%
Jay C Bisgard	Board	24,431	0.07%
Alison Taunton-Rigby	Board	23,038	0.07%
John A Wickens	Board	14,774	0.04%
Mary Jane England	Board	11,785	0.03%
Peter Choueiri	President, International	9,531	0.03%
William D Novelli	Board	4,248	0.01%
Donato J Tramuto	Board	4,200	0.01%
Glenn Hargreaves	Chief Accounting Officer	4,074	0.01%
Michael Farris	EVP Chief Commercial Officer	173	0.00%
Mary Flipse	VP and General Counsel	149	0.00%
Total		**581,639**	**1.65%**

PART VI: CHALLENGING THE STATEMENT: "WE BELIEVE NORTH TIDE WOULD DERAIL MOMENTUM"

"NORTH TIDE DOES NOT UNDERSTAND OUR BUSINESS"

- **It is true. We do not understand the business economics of Gallup, Blue Zones, MeYou Health, Dave Ramsey, Innergy, or Ornish. But how can we?**
  - All shareholders deserve transparency into the contribution to revenue and expenses from these activities

- **"Silver Sneakers is essential to business operations and strategic plan: Diversifies revenue stream and enables cost structure leverage across the broader revenue base"**
  - This statement underscores our belief that Silver Sneakers funds a giant, money-losing science experiment
  - We believe the cross-sell opportunity between Silver Sneakers and the rest of Healthways' business is dubious

- **"Silver Sneakers as standalone would require significant incremental G&A costs"**
  - Our analysis allocated 50% of total Company corporate expenses to Silver Sneakers

- **"Disposition would require complex tax structuring…"**
  - We highly doubt tax structure is an impediment to a sale or spinoff

All of this misses the point that we have no predetermined agenda regarding any business; we simply want the opportunity to evaluate the entire Company and to help management make better decisions and restore profitability and shareholder value

"NORTH TIDE DOES NOT UNDERSTAND OUR BUSINESS" (CONT'D)

- **The International business generated $3.3mm of EBITDA in 2013 – thank you for the disclosure!**
  - We had previously assumed the International business generated $0 EBITDA
  - The new EBITDA disclosure now implies that the non-Silver Sneakers business loses more money than we had thought

- **Still, we believe the International business has not lived up to expectations and likely remains a distraction for an already challenged management team**
  - We will maintain an open mind but we suspect our hypothesis is correct

WE BELIEVE THESE STATEMENTS REGARDING OUR NOMINEES ARE FALSE AND MISLEADING

We Believe North Tide Nominees Would Derail Healthways' Momentum

- **Lack of relevant healthcare experience**
  - No nominee has been involved at a value-based reimbursement program company

- **No nominee has any experience in a comparable business model**
  - Primary agenda is sell or shut down vital company assets and replace critical management team
  - Illustrative that they do not understand our business or the industry in which we operate

- **Little-to-no independent public company board experience**
  - Only one of the four nominees has served as independent director on public company board
  - Lack of experience with public company responsibilities

- **Turnaround experience not relevant to Healthways' growth strategy**
  - Company has already returned to revenue growth – Q1 2014 was best year-over-year revenue increase since 2008
  - Operating leverage structure in place; margins expected to expand significantly in 2014 and beyond
  - Substantial cost cutting at this juncture endangers near-term performance-based fees and future sustainable growth

- Our nominees have **HIGHLY RELEVANT** healthcare experience

- We understand that the business model is broken, we understand the healthcare industry, and we have no predetermined agenda

- Three of four nominees have experience as directors and officers of publicly traded healthcare companies

- This is clearly a turnaround situation

54

HEALTHWAYS' CLAIMS THAT ITS STOCK HAS OUTPERFORMED ARE MISLEADING

This is only true if we cherry pick a very recent time period and include the stock's outperformance after North Tide Capital filed its 13-D.





North Tide Capital files initial 13D on 10/28/2013

Source: Page 2, Healthways investor presentation filed 5/8/2014.

CONTRARY TO THE COMPANY'S MISLEADING STATEMENTS...

We have nominated a slate of highly qualified candidates who would bring an outstanding record of shareholder value creation, operating experience and investment performance in the healthcare industry.

- **Edwin "Mac" Crawford**, was most recently the Chairman of CVS/Caremark, and from 1998-2007 was the Chairman and CEO of CaremarkRx. He was named Institutional Investor's Best CEO in Healthcare Technology and Distribution for 2005, 2006 and 2007.

- **Bradley Karro**, who worked closely with Mr. Crawford at CaremarkRx from 1998-2007, is a highly qualified candidate with previous public company board experience in the healthcare sector.

- **Paul Keckley** is a noted expert on health industry trends and US health system reform, and has previous public company board experience in the healthcare sector.

- **Conan Laughlin**, the Founder and Managing Member of North Tide Capital, is a longtime investor in the healthcare industry and, as the Company's second largest shareholder, would bring significant shareholder perspective to the boardroom and ensure that all future decisions are made with the best interests of all shareholders as the primary objective.

We believe that the opportunity to replace the Company's nominees, who lack ANY relevant healthcare experience, with a team led by Mac Crawford and his record of shareholder value creation is a compelling one for shareholders

WE BELIEVE MAC CRAWFORD'S RECORD OF VALUE CREATION AT CAREMARK SPEAKS FOR ITSELF



Source: Bloomberg total shareholder return analysis assuming all dividends reinvested.
Note: S&P 500 Healthcare index Bloomberg ticker is S5HLTH. Mac Crawford was CEO of Caremark 3/18/1998-3/22/2007 when the CVS / Caremark merger closed.

ANALYSTS AGREE THAT HEALTHWAYS' RECENT STOCK PERFORMANCE IS DUE TO OUR INVOLVEMENT

"Near-term, the worst case for the stock is likely the re-election of the incumbent directors — The fundamentals at Healthways haven't been very good, but the stock has significantly outperformed, suggesting that a portion of the shareholder base is hoping for a strategic alternative. If it becomes clear nothing is changing, these shareholders (including North Tide, which owns 11% of the stock) could move onto other opportunities."

- Carl McDonald, Citigroup, 4/28/2014

"It is quite important to remember there is a fund, North Tide Capital, which has agitated for change (at HWAY), based on the relatively lackluster results reported in recent years and North Tide has proposed a slate of 4 candidates for the Board. In our view, this makes the risks related to disappointing performance at HWAY quite small. Our thinking is that if results are weak, it increases the odds that shareholders will elect the alternative candidates and unleash the potential for meaningful changes in company governance and strategic direction. If results are good, it decreases the pressures for change, but shareholders will be encouraged. We know 3 of the 4 proposed alternate directors personally. One is the former CEO of Caremark, which we covered closely during the 1990's. He is a very strong and very capable guy, and we expect he would become the CEO here if these four alternate directors are elected. That would, in our view, likely result in quick changes with a very real possibility for the creation of shareholder value."

- Brooks O'Neil, Dougherty & Co. 4/25/2014

PART VII: VALUING SILVER SNEAKERS

SILVER SNEAKERS
A BRIEF OVERVIEW

What is Silver Sneakers?

- Silver Sneakers is essentially an affinity marketing program designed to get seniors to live a more active and fit lifestyle; roughly 11MM seniors are enrolled or eligible to be enrolled in Silver Sneakers today

- Healthways contracts with 1) health plans, which pay a base per member per month fee plus additional usage fees, and 2) health clubs to which Healthways pays a base fee plus usage fees; Healthways' role is to aggregate members and provide engagement and support tools to encourage utilization and overall fitness

- Healthways acquired Silver Sneakers (Axia) on Dec 1, 2006 for $450MM in cash; at that time the business generated roughly $160MM in revenue and $30MM in EBITDA[1]

- Based on new disclosure from the 4Q13 earnings, we estimate Silver Sneakers generates as much as $300MM in revenue today

- Silver Sneakers is headquartered in Chandler, AZ and according to multiple former employees, remains a stand-alone business that could be sold or spun with little disruption to the core Healthways business

We believe Silver Sneakers has been one of the few success stories at Healthways over the past decade, and its value to shareholders is greatly underappreciated

(1) ~$160mm revenue and ~$30mm EBITDA figures for Axia based on Mary Chaput, former Healthways CFO, comments on 10/12/2006 call regarding the Axia acquisition. She said Axia reported approximately $150mm revenue and commented, "And I would add to Ben's remarks that we expect margins to be approximately the same as ours…" North Tide Capital assumed Axia revenue grows +7% in 2006 off of 2005 $150mm revenue, to $160mm and assumed ~19% EBITDA margins on $160mm revenue results in $30mm EBITDA. Healthways reported EBITDA margins of 22% in FY06, but reported 20.5% EBITDA margins in FY07, which included Axia. Assuming core Healthways margins were 21% in FY07 implies Axia EBITDA margins were approximately 19% for 2007.

SILVER SNEAKERS
THE ECONOMICS OF THE BUSINESS

We conducted an in-depth analysis to better understand the economics of the Silver Sneakers business, including conversations with health plans and a survey of more than 100 affiliated health clubs

- As a starting point, we know that Silver Sneakers generated roughly $160MM in revenue and $30MM in EBITDA when Healthways acquired the Company in December 2006

- Growth since then has been significantly driven by enrollment gains in the Medicare Advantage ("MA") market, and Silver Sneakers is the dominant affinity program in the space with 11MM eligible members (out of ~15MM total MA members)

- We know from recent disclosure that MA represents 49% of HWAY's consolidated revenue, and that Silver Sneakers represents the majority of that; i.e., the business generates roughly $300MM in revenue today

- We estimate Healthways pays on average roughly $700 per month per gym[1] across its network of roughly 15,000 gyms, with figures varying greatly between individual gyms based on member utilization

- We assume additional "programming costs" of $30MM, or 10% of revenue, which admittedly is a "guesstimate" – the actual amount could be higher or lower, management won't say

- We allocate 50% of the disclosed 2013 corporate G&A expense, or roughly $30MM, to the Silver Sneakers business, although we believe that figure could actually be significantly lower

Based on these assumptions, we estimate that Silver Sneakers represents more than 100% of the Company's consolidated EBITDA

(1) ~$688 payment per gym per month is the approximate monthly payment based on assumed $2.98 per visit per member payment to each gym and an assumed utilization pattern among members.

SILVER SNEAKERS
THE VALUE TO HEALTHWAYS SHAREHOLDERS

At a 10x EBITDA multiple, Silver Sneakers could be worth $23/share:

Silver Sneakers Revenue[1]	**$291,845,400**
Silver Sneakers gyms[2]	15,000
x Avg payment to gym, per month[3]	$688
x months	12
- Estimated cost of gyms, annually	$123,795,000
- Additional programming costs[4]	$30,000,000
- Assume 50% of corp. G&A is Silver Sneakers[5]	$30,603,000
= Estimated Silver Sneakers EBITDA	**$107,447,400**
Estimated Silver Sneakers EBITDA margin	***37%***
Silver Sneakers Enterprise value @ 10x EBITDA	$1,074,474,000
Value of Silver Sneakers, per share	$23
% difference vs current HWAY stock price	33%

With roughly $7/share in net debt, and $0 value ascribed to the International segment, the implied value for Healthways' core business today would be close to $0

(1) Silver Sneakers is approximately 40% of total Healthways' revenue, based on Earnings Call Supplement from 2/14/2014 and North Tide Capital assumptions.
(2) Silver Sneakers has approximately 15,000 locations, per Healthways press release on 2/25/14.
(3) North Tide Capital estimate based on Survey of 100 Silver Sneakers locations.
(4) Management claims there are "additional programming costs" which reduce Silver Sneakers' profitability.
(5) Assuming 50% of 2013 General & Administrative expense of $60mm is related to Silver Sneakers.

SILVER SNEAKERS
FINAL THOUGHTS

- Healthways' management and the Board have provided minimal disclosure to help investors evaluate the Silver Sneakers business, and therefore we have had to make a number of assumptions to build the "cost" side of the model

- We believe that on balance our assumptions are reasonable and conservative, and that the $108MM EBITDA figure is "in the ballpark"

- Despite rhetoric from management and the Board to the contrary, we strongly believe Silver Sneakers (headquartered in Chandler, AZ) is a highly distinct and separable business from Healthways' core US health and wellness (headquartered in Franklin, TN)

- We believe the growth and profitability of Silver Sneakers has masked the magnitude of the deterioration in the Company's core domestic population health business

- Whether Silver Sneakers should be sold, spun or retained is a project our slate of highly qualified nominees will address immediately if elected; whatever the outcome, its value to Healthways shareholders is significant and greatly underappreciated

APPENDIX:
THE NORTH TIDE SLATE

EDWIN "MAC" CRAWFORD

Edwin "Mac" Crawford most recently served as Chairman of CVS Caremark, a Fortune 20 company formed by the 2007 merger of CVS and Caremark Rx. From 1998-2007, Mr. Crawford was CEO of Caremark Rx (and its predecessor MedPartners Inc.). Mr. Crawford joined MedPartners in 1998 when the company, then the country's largest physician practice management company, was struggling amid operating losses, debt obligations of $1.8 billion and major changes in the healthcare industry. He made the strategic decision to sell assets and focus on the small but growing pharmacy benefits management ("PBM") business. Mr. Crawford oversaw dramatic growth of the PBM business, increasing revenues from approximately $2 billion to $9 billion by 2003, while significantly lowering Caremark's debt. In 2004, he orchestrated the acquisition of AdvancePCS, which made Caremark the second-largest PBM, generating over $23 billion in annual revenue. By 2007, Caremark had grown to be a $37 billion PBM managing over 600 million prescriptions when Mr. Crawford led the company through the strategic merger with drug chain CVS in a transaction valued at approximately $27 billion. During Mr. Crawford's nine-year tenure as CEO of Caremark Rx, the total shareholder return was +516% versus the S&P 500 Index total return of +52% and the S&P Healthcare Index total return of +47% over the same period. Mr. Crawford was named Institutional Investor's Best CEO in Healthcare Technology and Distribution for 2005, 2006 and 2007. Previously, Mr. Crawford was Chairman and CEO of Magellan Health Services, which he led through a successful restructuring and turnaround. Mr. Crawford currently serves on the Board of Trustees of Washington & Lee University. He graduated from Auburn University with a degree in Business and with a major in Accounting in 1971.

BRADLEY S. KARRO

<u>Bradley S. Karro</u> is a principal of Hillcote Advisors, a firm focused on investing in and restructuring healthcare companies. Prior to founding Hillcote, Mr. Karro held a number of senior executive positions in the healthcare industry, including serving as Executive Vice President of Caremark Rx, a prescription benefit management company. Mr. Karro served at Caremark Rx from 1998 through 2007 and during his time at Caremark Rx, he was responsible for mergers & acquisitions, integration planning, information technology and Medicare product development. Mr. Karro was also appointed as a charter member of the Governor's e-Health Advisory Council in Tennessee, an organization established to coordinate Tennessee's initiatives leading towards the adoption of electronic medical records. Mr. Karro is currently a member of the Board of Directors of Angiotech Pharmaceuticals, Inc., where he chairs the Audit Committee. Mr. Karro previously served on the Board of Directors of Emageon Inc. Mr. Karro received his B.A. in Honors Business Administration from the University of Western Ontario.

PAUL H. KECKLEY

Paul H. Keckley is the Editor of The Keckley Report and an expert on health industry trends and U.S. health system reform. In his thirty-five year health industry career, Dr. Keckley served as an expert commentator for national media coverage of healthcare reform, CEO of four health care companies funded by private investors, in senior management at Vanderbilt Medical Center and most recently as Executive Director of the Deloitte Center for Health Solutions in Washington, D.C, a position he held from 2006 through 2013. Dr. Keckley currently serves on the board of directors of the Healthcare Financial Management Leadership Council, Western Governors University Advisory Board and Lipscomb University College of Pharmacy. He previously served as an Independent Director at Ohio State University Medical Center, Interdent and PhyCor Inc. and as advisor to the Bipartisan Policy Center in Washington, DC. Dr. Keckley is a member of the Health Executive Network. He received his B.A. at Lipscomb University and his M.A. and PhD from Ohio State University and completed additional graduate studies at Oxford University.

CONAN J. LAUGHLIN

Conan J. Laughlin is the Founder, Portfolio Manager, and Managing Member of North Tide Capital LLC, a Boston-based investment firm with over $1 billion in assets under management. The firm invests in global equities utilizing a value-oriented approach with a dedicated focus on the healthcare sector. Mr. Laughlin has covered the healthcare industry as an equity research analyst since 1995. Prior to founding North Tide, from 2005-2011 Mr. Laughlin was a portfolio manager and sub-adviser to Millennium Management LLC, a multi-billion dollar investment firm based in New York. From 2002-2004, Mr. Laughlin was an equity research analyst covering the healthcare sector in the Asset Management group at American Express in Boston. Prior to joining American Express in 2002, he spent seven years as a sell-side analyst at Morgan Stanley Dean Witter (1995-1997), SG Cowen (1997-1999), and Deutsche Bank Alex. Brown (1999-2002). Mr. Laughlin graduated from the College of William and Mary with a BBA in Finance in 1995. Mr. Laughlin currently serves on the Board of Trustees at The Park School in Brookline, MA.

VOTE FOR THE BLUE PROXY CARD

North Tide Capital urges shareholders to enhance the Healthways Board and restore credibility at the Company by voting the BLUE Proxy Card to elect North Tide's extremely qualified and experienced Director candidates -- Edwin "Mac" Crawford, Bradley S. Karro, Paul H. Keckley and Conan J. Laughlin